LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 6, 2022
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Skyrocket US Durable Real Estate Owner ETF (the “Fund”)
Dear Mr. Sutcliffe:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
98	5/13/2021	485APOS	0000894189-21-003059
111	7/23/2021	485BXT	0000894189-21-004663
112	7/26/2021	485BXT	0000894189-21-004687
119	8/19/2021	485BXT	0000894189-21-005543
125	9/17/2021	485BXT	0000894189-21-006722
133	10/15/2021	485BXT	0000894189-21-007345
141	11/12/2021	485BXT	0000894189-21-007992
153	12/10/2021	485BXT	0000894189-21-008666
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary